EXHIBIT 99.1

Transparency notification

Mechelen, Belgium; 19 september 2019; 22.01 CET; regulated information – Galapagos NV (Euronext & NASDAQ: GLPG) received a transparency notification from Sands Capital Management, LLC.

Pursuant to Belgian transparency legislation1, Galapagos received a transparency notification on 16 September 2019 from Sands Capital Management, LLC, who notified that it holds 2,803,887 of Galapagos’ voting rights in American Depository Receipts. This represents 4.55% of Galapagos’ currently outstanding 61,652,086 shares. Sands Capital Management, LLC, thus crossed passively below the 5% threshold of Galapagos’ voting rights, due to the share issuance by Galapagos on 23 August 2019. The full transparency notice is available on the Galapagos website.

About Galapagos

Galapagos (Euronext & NASDAQ: GLPG) discovers and develops small molecule medicines with novel modes of action, three of which show promising patient results and are currently in late-stage development in multiple diseases. The company’s pipeline comprises Phase 3 through to discovery programs in inflammation, fibrosis, osteoarthritis and other indications. Galapagos’ ambition is to become a leading global biopharmaceutical company focused on the discovery, development and commercialization of innovative medicines. More information at www.glpg.com.

Galapagos Contacts
Investors:	Media:
Elizabeth Goodwin	Carmen Vroonen
VP IR	Senior Director Communications
+1 781 460 1784	+32 473 824 874

Sofie Van Gijsel	Evelyn Fox
Director IR	Director Communications
+32 485 19 14 15	+31 6 53 591 999
ir@glpg.com	communications@glpg.com

1     Belgian Act of 2 May 2007 on the disclosure of major shareholdings in issuers whose shares are admitted to trading on a regulated market.